UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2006            File No.    0-51453

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated September 8, 2006

2.

Copy of the Compensation Committee Charter

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: September 14, 2006	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3

Telephone: (604) 681-8556

Toll Free: 1-800-747-9911

Fax: (604) 687-5995

Email: info@pacificbooker.com

Symbol: bkm - tsx venture

Website: pacificbooker.com

NEWS RELEASE
TSX Venture Exchange Symbol - BKM

CUSIP  #69403 R 10 8

Final Cash Payment

Vancouver BC, September 8, 2006: The Company is pleased to announce that it has made the final cash payment to Falconbridge Limited (formerly Noranda) for the Morrison property. The Morrison property is not subject to any net smelter returns.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com.

On Behalf of the Board of Directors

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.
Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued
availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,''
"indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-
F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml

COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

CHARTER

Organization

There shall be a committee of the board of directors (the “Board”) of Pacific Booker Minerals Inc. (“PBM”) known as the Compensation Committee (the “Committee”).  This charter shall govern the operations of the Committee.

Membership and Qualifications

The membership of the Committee shall be appointed by the Board and shall consist of at least two directors.

Each member of the Committee shall be, while at all times a member of the Committee, free of any relationship that, in the opinion of the Board, would interfere with the member’s individual exercise of independent judgment and shall otherwise meet the independence requirements for serving on compensation committees, as set forth in the corporate governance requirements of the American Stock Exchange (or such other exchange or self-regulatory organization on which PBM’s shares are listed for trading) and under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, as the same may be amended from time to time.  The Board shall be responsible for determining “independence” of Committee members.

Each member of the Committee shall also be, while at all times a member of the Committee, a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an “outside director” as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Board shall appoint one member of the Committee as chair.  The chair shall be responsible for leadership of the Committee, including preparing the agenda, presiding over the meetings, making committee assignments, preparing minutes and reporting to the Board.  The chair shall also maintain regular liaison with PBM’s Chief Executive Officer.

Purpose

The primary purpose of the Committee is to:

•

discharge the responsibilities of the Board relating to compensation of PBM’s executive officers;

•

review, assess and approve overall company strategies for attracting, developing, retaining and motivating management and employees; and

•

prepare any report that may be required by applicable law, including without limitation the Committee report on executive compensation for inclusion in the annual proxy statement, if required.

Authority

The Committee has the power and authority to engage and determine funding for outside counsel or other experts or advisors as the Committee deems necessary or appropriate to carry out its duties and responsibilities.  PBM shall provide appropriate funding, as determined by the Committee, for any advisors employed by the Committee as well as for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Duties and Responsibilities

The Committee shall have the power and authority of the Board to perform the following duties and to fulfill the following responsibilities:

•

establish, and from time to time review and revise, corporate goals and objectives with respect to compensation for the Chief Executive Officer (“CEO”) and the executive officers that directly report to the CEO;

•

establish and lead a process for the full Board to evaluate the performance of the CEO in light of those goals and objectives;

•

establish and lead a process for the full Board to conduct an annual performance review for PBM’s CEO;

•

review and approve salaries and other compensation applicable to the CEO and the executive officers that directly report to the CEO;

•

establish and lead a process for determination of the compensation applicable to service on the Board by non-employee directors;

•

administer PBM’s equity compensation plans applicable to any employee of PBM;

•

determine specific grants of options or other awards for all executive officers and general grant levels for other employees, under PBM’s equity compensation plans;

•

administer PBM’s incentive compensation plans applicable to PBM’s executive officers, including the annual establishment of (i) eligible employees, (ii) performance goals, and (iii) target incentive compensation levels;

•

review PBM’s policies with respect to employee benefit plans;

•

if required, produce an annual report on executive compensation for inclusion in PBM’s proxy statement, in accordance with applicable rules and regulations;

•

perform any other activities consistent with this Charter, PBM’s bylaws and governing law as the Committee or the Board deem appropriate;

•

undergo an annual review of the performance of the Committee pursuant to such process as may be established and modified from time to time by the Nominating and Corporate Governance Committee;

•

where appropriate, retain (without need for further Board approval) and consult with such independent advisors as the Committee may deem necessary or appropriate in connection with fulfilling the responsibilities and duties of the Committee;

•

meet as often as its members deem necessary to perform the Committee’s duties and responsibilities;

•

report regularly to the Board with regard to action taken by the Committee and any issues that may arise in the course of the discharge by the Committee of its responsibilities and duties hereunder;

•

prepare and submit the minutes of all meetings of the Committee to, and discuss the matters discussed at each committee meeting with the Board; and

•

review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for its approval.

Delegation to Subcommittees

The Committee shall have the power and authority to delegate any of its duties and responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion.

Approved by the Pacific Booker Minerals Inc. Board of Directors

Date: